Exhibit 99.1

Sunlands Technology Group Announces Unaudited

First Quarter 2021 Financial Results

Q1 net revenues increased by 22.9% year-over-year

Q1 gross billings(non-GAAP) increased by 14.9% year-over-year

Q1 new student enrollments1 increased by 107.6% year-over-year

BEIJING, May 25, 2021 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial and Operational Snapshots

•	Net revenues were RMB694.3 million (US$106.0 million), representing a 22.9% increase year-over-year.

•	Gross billings (non-GAAP) were RMB593.7 million (US$90.6 million), representing a 14.9% increase year-over-year.

•	Gross profit was RMB587.9 million (US$89.7 million), representing a 25.6% increase year-over-year.

•	Net loss was RMB53.3 million (US$8.1 million), representing an 18.7% decrease year-over-year.

•	Net loss margin, defined as net loss as a percentage of net revenues, decreased to 7.7% from 11.6% in the first quarter of 2020.

•	New student enrollments were 145,525, representing a 107.6% increase year-over-year.

•	As of March 31, 2021, the Company’s deferred revenue balance was RMB2,902.5 million (US$443.0 million).

___________________

1 New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses). In June 2020, we introduced low-price courses, including “mini courses” and “RMB1 courses,” to strengthen our competitiveness and improve customer experience. We offer such low-price courses mainly in the formats of recorded videos or short live streaming.

“We are encouraged by our first quarter operational and financial metrics. Our net revenues increased 22.9% year-over-year to RMB694.3 million in the first quarter of 2021. We saw new enrollments surge to 145,525, a 107.6% year-on-year increase. This stellar performance was driven by our continued efforts to diversify product offerings, raise brand awareness and improve student satisfaction,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands. “driven by this exceptional growth in new enrollments, our gross billings rose to RMB593.7 million during the quarter, representing a year-over-year growth rate of 14.9%.

“As a result of Sunlands’ consistent focus on expanding and refining its master’s degree-oriented programs, gross billings for these programs grew 73.6% year-over-year. New enrollments in Sunlands’ master’s degree programs jumped 72.8% year-over-year in the first quarter, significantly outpacing the market growth rate. Our master’s degree programs cater especially to students with full-time jobs, who are more financially secure but have relatively limited time and demand more customized assistance for learning. Students with full-time jobs tend to be more dependable and are more eager to attend test-prep courses like those offered by Sunlands. This, coupled with Sunlands’ continued investment in enhancing brand awareness and optimizing course offerings, has provided and will continue to provide thrust for a wider market share and future growth for the Company.

At the same time, we have continued to focus on market opportunities for our professional certification, and we are making significant progress in expanding course offerings. Looking ahead, we will continue to develop our master’s degree-oriented and professional skills programs, while solidifying our market leading position in STE programs. We are committed to delivering the best learning experience to our students so they can have the best career prospects, while also creating value for all stakeholders,” concluded Mr. Liu.

Ms. Selena Lu Lv, Chief Financial Officer of Sunlands, commented, “We are pleased to see our first quarter net revenues beat guidance once again and hit a record high, as rising brand recognition for our master’s degree and professional skills programs bolstered our topline growth momentum. Our ongoing diversification from STE programs and our commitment to optimizing student experience affirms our confidence in sustaining this momentum. We also managed to lower costs, witnessing 52.2% and 16.3% reductions in G&A and R&D expenses, respectively. As a result, first quarter net loss narrowed 18.7% year-over-year to RMB53.3 million. As we look ahead, our marketing team will continue to explore avenues to promote brand awareness, while our sales team will target a higher referral rate and sales conversion rate to fuel future growth. And most importantly, our management will keep implementing optimal strategies that deliver the best returns for all shareholders.”

Financial Results for the first quarter of 2021

Net Revenues

In the first quarter of 2021, net revenues increased by 22.9% to RMB694.3 million (US$106.0 million) from RMB565.1 million in the first quarter of 2020. The increase was mainly driven by the year-over-year growth in gross billings since the second half of year 2020.

Cost of Revenues

Cost of revenues increased by 9.8% to RMB106.4 million (US$16.2 million) in the first quarter of 2021 from RMB96.9 million in the first quarter of 2020. The increase was mainly due to an increase in compensation expenses.

Gross Profit

Gross profit increased by 25.6% to RMB587.9 million (US$89.7 million) in the first quarter of 2021 from RMB468.2 million in the first quarter of 2020.

Operating Expenses

In the first quarter of 2021, operating expenses were RMB666.6 million (US$101.8 million), representing a 17.4% increase from RMB567.8 million in the first quarter of 2020.

Sales and marketing expenses increased by 32.5% to RMB606.4 million (US$92.6 million) in the first quarter of 2021 from RMB457.9 million in the first quarter of 2020. The increase was mainly due to increases in (i) compensation expenses related to our sales and marketing personnel; and (ii) spending on branding and marketing activities, including more marketing promotion activities to diversify student acquisition channels.

General and administrative expenses decreased by 52.2% to RMB42.3 million (US$6.5 million) in the first quarter of 2021 from RMB88.5 million in the first quarter of 2020. The decrease was mainly due to the decrease in compensation expenses.

Product development expenses decreased by 16.3% to RMB17.9 million (US$2.7 million) in the first quarter of 2021 from RMB21.4 million in the first quarter of 2020. The decrease was primarily due to a decrease in the compensation expenses incurred related to our product and technology development personnel.

Other income

Other income decreased by 26.7% to RMB21.3 million (US$3.2 million) in the first quarter of 2021 from RMB29.0 million in the first quarter of 2020. The decrease was primarily due to a decrease in value-added tax exemption offered by the relevant authorities as part of the national COVID-19 relief effort.

Net Loss

Net loss for the first quarter of 2021 was RMB53.3 million (US$8.1 million), compared with RMB65.6 million in the first quarter of 2020.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB7.87 (US$1.20) in the first quarter of 2021.

Cash and Cash Equivalents and Short-term Investments

As of March 31, 2021, the Company had RMB826.6 million (US$126.2 million) of cash and cash equivalents and RMB306.5 million (US$46.8 million) of short-term investments, compared with RMB760.7 million of cash and cash equivalents and RMB517.8 million of short-term investments as of December 31, 2020.

Deferred Revenue

As of March 31, 2021, the Company had a deferred revenue balance of RMB2,902.5 million (US$443.0 million), compared with RMB3,024.4 million as of December 31, 2020.

Capital Expenditures

Capital expenditures were incurred primarily in connection with IT infrastructure equipment and leasehold improvement necessary to support the Company’s operations. Capital expenditures were RMB1.7 million (US$0.3 million) in the first quarter of 2021, compared with RMB 7.0 million in the first quarter of 2020.

Outlook

For the second quarter of 2021, Sunlands currently expects net revenues to be between RMB600 million to RMB620 million, which would represent an increase of 17.1% and 21.0% year-over-year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.5518 to US$1.00, the effective noon buying rate for March 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2021, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 8:00 AM U.S. Eastern Time, (8:00 PM Beijing/Hong Kong time) on May 25, 2021, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	+1-412-902-4272
US toll free:	+1-888-346-8982
Mainland China toll free:	400-120-1203
Hong Kong toll free:	800-905-945
Hong Kong:	+852-3018-4992

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Sunlands Technology Group.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands’ website at http://www.sunlands.investorroom.com/.

A replay of the conference call will be available 1 hour after the end of the conference call until June 1, 2021, by dialing the following telephone numbers:

International:	+1-412-317-0088
US toll free:	+1-877-344-7529
Replay access code:	10156425

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP Operating cost and expense, non-GAAP loss from operations and Non-GAAP net loss per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, non-GAAP net loss exclude share-based compensation expenses, and basic and diluted net loss per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Yang Song

Tel: +86-10-6508-0677

Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	760,710	826,648	126,171
Short-term investments	517,815	306,501	46,781
Prepaid expenses and other current assets	117,637	135,980	20,754
Deferred costs, current	158,092	134,032	20,457
Total current assets	1,554,254	1,403,161	214,163
Non-current assets
Property and equipment, net	511,092	888,456	135,605
Intangible assets, net	1,211	2,060	314
Land use right, net	13,564	13,496	2,060
Right-of-use assets	488,877	478,602	73,049
Deferred costs, non-current	170,160	152,733	23,312
Long-term investments	64,093	64,646	9,867
Deferred tax assets	13,015	8,553	1,305
Other non-current assets	444,628	45,569	6,955
Total non-current assets	1,706,640	1,654,115	252,467
TOTAL ASSETS	3,260,894	3,057,276	466,630

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to
Sunlands Technology Group of RMB175,900 and RMB166,473 as of
December 31, 2020 and March 31, 2021, respectively)	607,789	607,241	92,683
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB435,254 and
RMB362,279 as of December 31, 2020 and March 31, 2021, respectively)	1,463,165	1,528,911	233,357
Lease liabilities, current portion (including lease liabilities, current portion of the consolidated VIEs without recourse to Sunlands Technology Group of RMB15,833 and
RMB13,280 as of December 31, 2020 and March 31, 2021, respectively)	30,702	28,040	4,280
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil
as of December 31, 2020 and March 31, 2021, respectively)	61,540	61,540	9,393
Long-term debt, current portion (including long-term debt, current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December
December 31, 2020 and March 31, 2021, respectively)	32,500	32,500	4,960
Total current liabilities	2,195,696	2,258,232	344,673

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued
(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB468,577 and RMB407,383 as of December 31, 2020 and March 31, 2021,
respectively)	1,561,278	1,373,540	209,643
Lease liabilities, non-current portion (including lease liabilities, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB340,763 and RMB330,074 as of December 31, 2020 and March 31, 2021,
respectively)	532,538	518,828	79,189
Deferred tax liabilities (including deferred tax liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB3,203 and RMB2,750 as of
December 31, 2020 and March 31, 2021, respectively)	15,220	10,409	1,589
Other non-current liabilities (including other non-current liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB135 and RMB135 as of
December 31, 2020 and March 31, 2021, respectively)	7,664	6,862	1,047
Long-term debt, non-current portion(including long-term debt, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of
December 31, 2020 and March 31, 2021, respectively)	160,625	152,500	23,276
Total non-current liabilities	2,277,325	2,062,139	314,744
TOTAL LIABILITIES	4,473,021	4,320,371	659,417

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 1,978,621 and 1,995,939 shares issued as of December 31, 2020 and March 31, 2021, respectively; 1,792,560 and 1,809,878 shares
outstanding as of December 31, 2020 and March 31, 2021, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2020 and March 31, 2021, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,110,248 and 4,092,930 shares issued and outstanding
as of December 31, 2020 and March 31, 2021, respectively)	1	1	-
Treasury stock	-	-	-
Additional paid-in capital	2,367,168	2,367,057	361,283
Accumulated other comprehensive income	96,490	98,912	15,097
Accumulated deficit	(3,675,129)	(3,728,058)	(569,013)
Total Sunlands Technology Group shareholders’ deficit	(1,211,469)	(1,262,087)	(192,633)
Noncontrolling interest	(658)	(1,008)	(154)
TOTAL SHAREHOLDERS’ DEFICIT	(1,212,127)	(1,263,095)	(192,787)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	3,260,894	3,057,276	466,630

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
Net revenues	565,099	694,298	105,971
Cost of revenues	(96,912)	(106,422)	(16,243)
Gross profit	468,187	587,876	89,728

Operating expenses
Sales and marketing expenses	(457,855)	(606,429)	(92,559)
Product development expenses	(21,395)	(17,916)	(2,735)
General and administrative expenses	(88,502)	(42,298)	(6,456)
Total operating expenses	(567,752)	(666,643)	(101,750)
Loss from operations	(99,565)	(78,767)	(12,022)
Interest income	6,820	5,861	895
Interest expense	(3,187)	(2,557)	(390)
Other income, net	29,028	21,283	3,248
Loss before income tax expenses	(66,904)	(54,180)	(8,269)
Income tax benefit	1,494	348	53
(Loss)/gain from equity method investments	(153)	553	84
Net loss	(65,563)	(53,279)	(8,132)

Less: Net loss attributable to noncontrolling interest	(52)	(350)	(53)

Net loss attributable to Sunlands Technology Group	(65,511)	(52,929)	(8,079)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(9.62)	(7.87)	(1.20)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,809,383	6,729,197	6,729,197

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands)

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
Net loss	(65,563)	(53,279)	(8,132)
Other comprehensive income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	19,363	2,422	370
Total comprehensive loss	(46,200)	(50,857)	(7,762)
Less: comprehensive loss attributable to noncontrolling interest	(52)	(350)	(53)
Comprehensive loss attributable to Sunlands Technology Group	(46,148)	(50,507)	(7,709)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Net revenues	565,099	694,298
Less: other revenues	(6,794)	(15,422)
Add: tax and surcharges	35,203	37,494
Add: ending deferred revenue	3,105,517	2,902,451
Add: ending refund liability	175,006	232,207
Less: beginning deferred revenue	(3,228,770)	(3,024,443)
Less: beginning refund liability	(128,478)	(232,859)
Gross billings (non-GAAP)	516,783	593,726

Net loss	(65,563)	(53,279)
Add: income tax benefit	(1,494)	(348)
depreciation and amortization	9,158	8,479
interest expense	3,187	2,557
Less: interest income	(6,820)	(5,861)
EBITDA (non-GAAP)	(61,532)	(48,452)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Cost of revenues	96,912	106,422
Less: Share-based compensation expenses in cost of revenues	(31)	(51)
Non-GAAP cost of revenues	96,881	106,371

Sales and marketing expenses	457,855	606,429
Less: Share-based compensation expenses in sales and marketing expenses	(152)	(155)
Non-GAAP sales and marketing expenses	457,703	606,274

General and administrative expenses	88,502	42,298
Less: Share-based compensation expenses in general and administrative expenses	(388)	95
Non-GAAP general and administrative expenses	88,114	42,393

Operating costs and expense	664,664	773,065
Less: Share-based compensation expenses	(571)	(111)
Non-GAAP operating costs and expense	664,093	772,954

Loss from operations	99,565	78,767
Less: Share-based compensation expenses	(571)	(111)
Non-GAAP loss from operations	98,994	78,656

Net loss attributable to Sunlands Technology Group	65,511	52,929
Less: Share-based compensation expenses	(571)	(111)
Non-GAAP net loss attributable to Sunlands Technology Group	64,940	52,818

Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	9.62	7.87
Non-GAAP net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	9.54	7.85

Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,809,383	6,729,197
Weighted average shares used in calculating Non-GAAP net loss per ordinary share:
Basic and diluted	6,809,383	6,729,197